EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended
	March 31, 2012	March 31, 2011
Ratio of Earnings to Fixed Charges (Including Deposits)
Earnings:
Income before income taxes	$17,319	$18,667
Add: Fixed charges, net	19,325	19,101
Income before income taxes and fixed charges, net	36,644	37,768
Fixed charges
Interest expense	$19,075	$18,152
One-third of rental expense	250	242
Interest on unrecognized tax benefits	-	707
Total fixed charges	19,325	19,101
Ratio of Earnings to Fixed Charges	1.90	1.98

Ratio of Earnings to Fixed Charges (Excluding Deposits)
Earnings:
Income before income taxes	$17,319	$18,667
Add: Fixed charges, net	13,599	12,316
Income before income taxes and fixed charges, net	30,918	30,983
Fixed charges
Interest expense (excluding deposits)	13,349	11367
One-third of rental expense	250	242
Interest on unrecognized tax benefits	-	707
Total fixed charges	13,599	12,316
Ratio of Earnings to Fixed Charges	2.27	2.52